Global Boatworks Holdings, Inc

2637 Atlantic Blvd #134

Pompano Beach, Florida 33062

August 11, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Justin Dobbie Legal Branch Chief

100 F Street, NE

Washington, D.C. 20549

Re: Global Boatworks Holdings, Inc.

Registration Statement On Form S-1

Filed August 11, 2015

File No. 333-205604

Dear Mr. Dobbie

Please find below, the responses to the Commission’s Comment Letter dated August 10, 2015, regarding the above referenced registration statement (the “Registration Statement”):

SEC Comment 1 Selling Stockholders, page 21

1. We note from the fee table and the cover page of the prospectus that this registration statement registers the offering of 1,130,000 shares by certain selling shareholders. We also note that the fourth column of the selling shareholder table only discloses the resale of 720,000 shares. Please reconcile and revise as applicable.

Company Response Comment 1

We have revised the number of shares being offered by the Selling Stockholders to reflect that 720,000 common shares are being offered by selling shareholders.

Sincerely,

/s/ Robert Rowe

Robert Rowe

Chief Executive Officer